January 23, 2018

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             PermRock Royalty Trust

Draft Registration Statement on Form S-1
Submitted December 14, 2017
CIK No. 0001724009

Ladies and Gentlemen:

Set forth below are the responses of PermRock Royalty Trust (the “Trust”) and Boaz Energy II, LLC, the sponsor of the Trust (“Boaz Energy” and, together with the Trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2018, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001724009, submitted to the Commission on December 14, 2017 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially filing an amended Draft Registration Statement on Form S-1 (“Draft Registration Statement No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Draft Registration Statement No. 2 unless otherwise specified.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that, to date, neither we nor anyone authorized on our behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent that we or anyone authorized on our behalf present any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

Securities and Exchange Commission

January 23, 2018

Prospectus Summary, page 1

Key Investment Considerations, page 6

2.                                      Please expand your disclosure to discuss that Boaz Energy is not a fiduciary with respect to, and will not owe any fiduciary duties or liabilities to, the trust unitholders or the trust. In this regard, we note your disclosure on page 32.

RESPONSE:                            We acknowledge the Staff’s comment and have added disclosure to the effect that Boaz Energy is not a fiduciary with respect to, and will not owe any fiduciary duties or liabilities to, the trust unitholders or the trust. See page 7.

Boaz Energy, page 17

3.                                      Expand your disclosure to clarify the reason for the difference in the net quantities of proved reserves as of September 30, 2017 disclosed here and elsewhere on page 86 and page 1 (Boaz Energy) under “Information about Boaz Energy II, LLC” and the net quantities attributable to the Underlying Properties as of the same date. This comment also applies to the net quantities of proved reserves as of December 31, 2016 presented on page F-19 (Boaz Energy) under “Boaz Energy II, LLC and Its Subsidiaries” and page F-27 (Boaz Energy) under “Memorial Acquired Properties” and the net quantities attributable to the Underlying Properties as of the same date.

RESPONSE:                            We acknowledge the Staff’s comment and have added disclosure explaining the difference in the financial, operational and reserves disclosure between the trust and Boaz Energy. See page ii.

The trust is managed by a trustee who cannot be replaced, page 32

4.                                      Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to clarify that we do not intend to hold annual meetings of trust unitholders. See pages 32 and 85.

Use of Proceeds, page 41

5.                                      Please revise your disclosure here and at page 19 to clarify that net proceeds to Boaz Energy exclude the structuring fee.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to clarify that net proceeds to Boaz Energy are net of the structuring fee other than on the cover of the prospectus where the underwriting discounts and commission are shown without including the structuring fee. See pages 19 and 41.

Securities and Exchange Commission

January 23, 2018

Projected Cash Distributions, page 42

6.                                      Please revise to provide your historical cash available for distribution on an aggregate and per share basis for your last fiscal year.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to provide pro forma cash available for distribution by the trust on an aggregate and per unit basis for our last fiscal year. See page 43. Such disclosure is also included on page 13.

7.                                      We note you disclose pro forma cash available for distribution by the trust for the twelve month period ending March 31, 2019. As you intend to make monthly distributions, please demonstrate your ability to make payments on a monthly basis. For example, you could expand the table on page 44 to show the distributions by month.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the table on page 46 to disclose pro forma cash available for distribution by the trust for the twelve month period ending March 31, 2019 on a monthly basis.

8.                                      Please disclose the minimum NYMEX futures strip price for crude oil and natural gas at which the trust will be able to make a monthly cash distribution.

RESPONSE:                            We acknowledge the Staff’s comment and have included disclosure of the minimum crude oil and natural gas prices at which the trust will be able to make a monthly cash distribution on page 49. Please note that we intend to populate such information in future filings.

9.                                      Please clarify the meaning of the term “gravity” and its impact on Boaz Energy’s estimate of the differential between the NYMEX published crude price of crude oil and natural gas and the assumed realized sales price disclosed in your projected cash distributions for the twelve month period ending March 31, 2019.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to clarify the meaning of gravity and its impact on Boaz Energy’s differentials. See page 48.

The Underlying Properties, page 49

Operating Data of the Underlying Properties, page 54

10.                               Tell us how you considered the requirements with regard to disclosure of production, by final product sold, for each field and/or geological formation that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully submit that the production, sales price and expense information appearing in the table on page 57 is presented for the operating areas of the Underlying Properties located in the Permian Basin, which is the only geographic area that contains 15% or more of the total proved reserves of the Underlying Properties. We interpret Item 1204(a) of Regulation S-K and the adopting release (SEC Release

Securities and Exchange Commission

January 23, 2018

No. 33-8995) to require disclosure of this information for any basin that exceeds the 15% threshold, and based upon our review of other disclosures by similarly situated registrants, it appears that a number of registrants may have made this same interpretation. We have revised the disclosure on pages 57 and 89, however, to include a statement preceding the table with this information to clarify that such information is presented for total proved reserves in the Permian Basin.

Summary of Oil and Natural Gas Reserves, page 58

11.                               Expand the disclosure of proved reserves on pages 59 and 60 to additionally provide the net quantities by product type of proved developed and proved undeveloped reserves. Refer to Item 1202(a)(2) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and have added disclosure on pages 61 and 62 to provide the net quantities by product type of proved developed and proved undeveloped reserves.

Proved Undeveloped Reserves (PUDs), page 61

12.                               Please modify the explanation of the changes in proved undeveloped reserves to relate the line item change to the corresponding operating area(s), e.g. the Permian Clearfork, Abo, Shelf and/or Platform. For example, expand the disclosure related to additions from extensions and discoveries to further discuss where the “successful wells” related to this change were drilled.

Furthermore, your disclosure should identify and quantify each factor that contributed to a change in reserves, including any offsetting factors. In particular, disclosure relating to revisions in previous estimates should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

This comment also applies to the disclosure of the changes in total proved reserves, other than production, as presented under the “PermRock Royalty Trust Underlying Properties” on page F-7, the “Memorial Underlying Properties” on page F-14, “Boaz Energy II, LLC and Its Subsidiaries” on page F-19 (Boaz Energy) and the “Memorial Acquired Properties” on page F-27 (Boaz Energy). Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure on pages 63, F-7, F-15, BOAZ ENERGY F-20 and BOAZ ENERGY F-28 to provide additional detail explaining the changes in total reserves and proved undeveloped reserves.

13.                               You disclose that you converted 290.7 MBoe of proved undeveloped reserves to developed status during 2016, equating to approximately 6.7% of the total prior year-end proved undeveloped reserves. In comparison, you disclose 5,418.5 MBoe in total proved

Securities and Exchange Commission

January 23, 2018

undeveloped reserves to be converted to developed status over the next five years. Given that this rate of development, if sustained, would not be sufficient to develop your reserves over the next five years, disclose the reasons for the limited progress made during 2016 and explain how your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

RESPONSE:                            The conversion of approximately 6.7% of total year ended December 31, 2015 proved undeveloped reserves to developed status during 2016 was impacted by our expenditure of significant capital to acquire the Memorial Acquired Properties and our reduction in developmental activities during 2016 due to weak commodity prices. Although Boaz Energy has not completed its evaluation of reserves as of December 31, 2017, based on preliminary estimates, it believes that it will have converted approximately 16% (or 884 MBOE) of its fiscal year ended December 31, 2016 proved undeveloped reserves to developed status, substantially accelerating its pace of proved undeveloped reserve conversions, primarily as a result of increased investment of development capital to drill 31 gross (14.4 net) producing wells and nine injection wells and to convert 19 producing wells to injection wells on its acreage due to improved market conditions. As shown in the development plan table provided below in response to comment 14, Boaz Energy anticipates higher planned investment of development capital as compared to 2016 during the development plan time-frame. Therefore Boaz Energy anticipates that its conversion of the proved undeveloped locations will adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X.

14.                               Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled along with the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

RESPONSE:                            We acknowledge the Staff’s comment and have set forth below our development schedule for each operating area and by annual period to show the number of gross wells, net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016. There were no proved undeveloped reserves in the Permian Platform area as of December 31, 2016. The below development schedule does not give effect to the Crane County Acquired Properties acquired on December 14, 2017.

Permian Abo	2017	2018	2019	2020	2021	Total
Gross Wells	7	2	0	0	0	9
Reserves (MBoe)	1,125	80	0	0	0	1,205
Capex, $MM	4.6	1.1	0	0	0	5.7

Securities and Exchange Commission

January 23, 2018

Permian Clearfork	2017	2018	2019	2020	2021	Total
Gross Wells	13	1	0	0	0	14
Reserves (MBoe)	1,762	37	0	0	0	1,799
Capex, $MM	9.6	0.8	0	0	0	10.4

Permian Shelf	2017	2018	2019	2020	2021	Total
Gross Wells	19	31	5	0	0	55
Reserves (MBoe)	701	1,438	276	0	0	2,415
Capex, $MM	5.0	13.6	2.2	0	0	20.8

Producing Acreage and Well Counts, page 62

15.                               We note that you describe your acreage as “producing acreage” and disclose that all of the acreage comprising the Underlying Properties is held by production. Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b) of Regulation S-K. Please modify your disclosure as necessary to resolve any inconsistencies in the classification of your acreage.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure on page 64 to disclose the developed and undeveloped acreage.

Drilling Results, page 63

16.                               Expand your disclosure to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to discuss present activities subsequent to the fiscal year-end. See page 65.

Marketing, Transportation and Customers, page 63

17.                               We note disclosure on page 64 which states “natural gas that is processed to remove NGLs is done under a percentage of proceeds contract and the trust’s percentage of those proceeds will be included in the net profits interest.” Tell us the extent that the production volumes and reserves disclosed in the Registration Statement include natural gas liquids.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that Boaz Energy accounts for natural gas liquid volumes in the natural gas volumes disclosed. Our natural gas production where natural gas liquids are a component makes up approximately 7% of both total production volumes and reserves.

Securities and Exchange Commission

January 23, 2018

18.                               Please expand your disclosure to discuss how you sell oil and natural gas to Phillips 66, Sunoco, Inc. and Occidental Energy Marketing, Inc. To the extent there is a long-term agreement or contract governing such sales, please file that document as an exhibit to the registration statement.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that sales of oil and natural gas to each of Phillips 66, Sunoco, Inc. and Occidental Energy Marketing, Inc. are made at market prices in the ordinary course of business, under short-term contracts having a term of less than one year, and Boaz Energy does not believe that the loss of any of these parties as a purchaser of crude oil or natural gas production would have a material impact on the business or operations of Boaz Energy because of the large number of marketing firms and the competitive nature of crude oil purchasing in the Permian Basin. We have added disclosure regarding sales of oil and natural gas to these customers on page 66.

Description of the Trust Agreement, page 76

Fees and Expenses, page 79

19.                               Please clarify whether the officers and managers of Boaz Energy’s board of managers will receive any compensation from the trust.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to clarify that the trust will not pay compensation to the officers and managers of Boaz Energy. See pages 81 and Boaz Energy 3.

Boaz Energy, page 86

Operating and Reserves Data of Boaz Energy, page 87

20.                               Expand the disclosure of production expressed as barrels of oil equivalent to additionally provide the volumes, by final product sold, of oil and natural gas. Refer to Item 1204(a) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have added disclosure to provide the volumes, by final product sold, of oil and natural gas. See page 89.

21.                               Expand the disclosure of proved developed reserves expressed as barrels of oil equivalent to additionally provide the net quantities by product type of proved developed, proved undeveloped and total proved reserves. Refer to Item 1202(a)(2) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure of proved developed reserves to provide the net quantities by product type of proved developed, proved undeveloped and total proved reserves. See page 89.

Securities and Exchange Commission

January 23, 2018

Management of Boaz Energy, page 87

22.                               Please provide the disclosure required by Item 402 of Regulation S-K. Federal Income Tax Considerations, page 94

RESPONSE:                            We acknowledge the Staff’s comment and have added disclosure of the executive compensation of the officers and managers of Boaz Energy on page BOAZ ENERGY 3.

23.                               We note you disclose that in the opinion of Vinson & Elkins L.L.P. for U.S. federal income tax purposes, the trust will be treated as a grantor trust and not as an unincorporated business entity. Please set forth the basis for this opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C.1.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that Treasury Regulation Section 301.7701-4(c)(1) provides that an investment trust with a single class of ownership interests representing undivided beneficial interests in the assets of the trust will be classified as a trust for federal income tax purposes if there is no power under the trust agreement to vary the investment of the trust.  The power to vary the investment of the trust exists where there is a managerial power under the trust agreement that enables the trustee to take advantage of variations in the market to improve the investment of the certificate holders.  The Trust Agreement provides that the Trustee’s activities are limited to owning the Net Profits Interest and any activity reasonably related to such ownership, including the distribution of income and the payment of expenses.  The Trustee is not permitted to acquire other natural resource properties or engage in activities beyond those necessary for the conservation and protection of the Net Profits Interest. Accordingly, the Trust will be treated as an investment trust and not an unincorporated business entity.

Under Treasury Regulation Section 1.671-1(e)(3), a “grantor” of a trust includes any person who acquires an interest in a fixed investment trust.  Under Section 674 of the Internal Revenue Code of 1986, as amended (the “Code”), a grantor is treated as the owner of any portion of a trust over which the grantor has the power of disposition, without the approval or consent of any adverse party.  In addition, under Section 677 of the Code, a grantor is treated as the owner of any portion of a trust whose income may be distributed to the grantor without the approval or consent of any adverse party.  Under Section 671 of the Code, any person that is treated as the grantor of any portion of a trust is required to include in its taxable income those items of income, deduction and credit that are attributable to the portion of the trust deemed owned by such person.

We have revised the disclosure to reference the Treasury Regulations and Code provisions applicable to fixed investment trusts and grantor trusts. See page 97.

Tax Consequences to U.S. Trust Unitholders, page 94

24.                               We note you disclose that the Net Profit Interests should be treated as a continuing, non-operating economic interest in the nature of a royalty payable out of production from the mineral interests it burdens and that payments out of production received by the trust

Securities and Exchange Commission

January 23, 2018

in respect of the Net Profit Interests should be treated as ordinary income. Please ensure that in its opinion, counsel explains why it cannot give a “will” opinion with respect to each of these matters, and ensure that counsel describes the degree of uncertainty. Please refer to SLB No. 19 at Section III.C.4.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the disclosure to provide for a “will” level opinion with respect to the federal income tax treatment of the Net Profits Interest. See page 98.

PermRock Royalty Trust Underlying Properties

Notes to the Statement of Revenues and Direct Operating Expenses

Standardized Measure of Discounted Future Net Cash Flows, page F-7

25.                               Please tell us if the costs associated with the abandonment of your proved properties, including such costs related to proved undeveloped locations, have been included as part of the development costs used in the calculation of the standardized measure. If such costs have been omitted, please tell us why a revision in the calculation of the standardized measure is not necessary. This comment also applies to the standardized measure relating to the “Memorial Underlying Properties” on page F-14, the “Boaz Energy II, LLC and Its Subsidiaries” on page F-20 (Boaz Energy) and the “Memorial Acquired Properties” on page F-27 (Boaz Energy).

If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that abandonment costs are not included as part of the development costs used in the calculation of the standardized measure or in our reserve calculations because abandonment costs, net of salvage value, would have an immaterial impact on discounted future net review. For example, future abandonment costs, before considering the offsetting impact of salvage value, represented approximately 2.8% of total proved discounted cash flows as of December 31, 2016. For context, abandonment costs in the Permian Basin are a fraction of such costs for offshore operators or other difficult to access well locations. In the future, we expect to evaluate the impact of abandonment costs and will include them to the extent that the impact is material. We have revised our disclosure to explicitly state this assumption. See pages F-8, F-15, BOAZ ENERGY F-21 and BOAZ ENERGY F-28.

Securities and Exchange Commission

January 23, 2018

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note 4 — Income from Net Profits Interest, page F-24

26.                               Provide further detail showing the revenues and direct operating expenses of the underlying properties which make up the pro forma excess of revenues over direct operating expenses.

RESPONSE:                            We acknowledge the Staff’s comment and have revised the table to separately show revenues and direct operating expenses of the Underlying Properties. See page F-25.

Note 5 — Pro Forma Adjustments, page F-24

27.                               Tell us how the pro forma adjustment for general and administrative expenses (i.e., accounting fees, engineering fees, legal fees, etc) meets the criteria per Rule 11-02(b)(6) of Regulation requiring that adjustments are (i) directly attributable to the transaction, (ii) expected to have a continuing impact, and (iii) factually supportable.

RESPONSE:                            We acknowledge the Staff’s comment and based on the analysis below, believe that the pro forma adjustment for general and administrative expenses (i.e., accounting fees, engineering fees, legal fees, etc.) are appropriate under the criteria in Rule 11-02(b)(6).

Directly attributable to the transaction. Pro forma adjustments must be directly attributable to the transaction or event being reflected in the financial statements, which in this case is the formation and capitalization of PermRock Royalty Trust as a public registrant.  It is generally considered inappropriate to adjust for an increase in costs related to being a public company, as these will be incurred subsequent to and are incidental to the offering of shares in an IPO.   As disclosed in Draft Registration Statement No. 2, the amount of cash available for distribution by the Trust will be reduced by the amount of any costs and expenses related to the Underlying Properties and other costs and expenses incurred by the Trust.  Accordingly, general and administrative expenses  to be incurred by the Trust are in addition to costs and expenses deducted from income from net profits interest and therefore it is appropriate to provide pro forma adjustment for the expected general and administrative expenses of the Trust.

Expectation of a continuing impact. Adjustments in the pro forma statement of distributable income should reflect the continuing impact of the transaction, which generally means it will have an impact for a period greater than 12 months.  The general and administrative expenses to be incurred by PermRock Royalty Trust will continue as long as the Trust is in operation.

Factually supportable. To be considered factually supportable, there should be reliable, documented evidence of the adjustment.  This evidence may include an executed contract or a letter of intent.  The estimate of general and administrative expenses will be made in consultation with the Trustee and are based on those incurred for similar sized public royalty trusts.

Securities and Exchange Commission

January 23, 2018

Boaz Energy II, LLC

Notes to the Financial Statements of Boaz Energy II, LLC

Note 12 — Supplemental Oil and Natural Gas Disclosures, page F-18

28.                               Revise to provide disclosure of costs incurred for property acquisition, exploration, and development activities in accordance with FASB ASC 932-235-50-18.

RESPONSE:                            We acknowledge the Staff’s comment and have added disclosure of costs incurred for property acquisition, exploration, and development activities on page BOAZ ENERGY F-19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy, page BOAZ ENERGY 4

Overview, page BOAZ ENERGY 4

29.                               You state that Boaz Energy II, LLC has and expects that it will continue to periodically enter into oil and natural gas derivative contracts to manage risks related to fluctuations in prices attributable to its expected oil and natural gas production. Expand the disclosure regarding your derivative arrangements to provide comparative information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Refer to Section III.B. of SEC Release No. 33-8350.

RESPONSE:                            We acknowledge the Staff’s comment and have added tables showing the terms of our commodity derivative instruments for historical periods compared to the terms of our current open commodity derivative instruments. As such, investors in this offering will be able to see the differences in the terms of our current commodity derivatives compared to the terms of our commodity derivatives entered into and settled in prior periods. We have also disclosed information with respect to the impact on our realized pricing of our hedging arrangements in prior periods as well as our current derivative portfolio. See pages BOAZ ENERGY 19 and BOAZ ENERGY 20.

Exhibit 99.1, Annex R-1 and R-2

30.                               The reserves reports included as Annexes R-1 and R-2 do not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file revised reserves reports to address the following points.

•                                          The reserves report should include the date on which the report was completed (Item 1202(a)(8)(ii)).

•                                          The reserves report should include a statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

Securities and Exchange Commission

January 23, 2018

RESPONSE:                            We acknowledge the Staff’s comment and have obtained and filed revised reserves reports in response to the Staff’s comment. See Annexes R-1 and R-2.

*                                         *                                         *                                         *                                         *

Securities and Exchange Commission

January 23, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

PERMROCK ROYALTY TRUST

By: Boaz Energy II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

Enclosures

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.

John M. Greer, Latham & Watkins LLP

Sean T. Wheeler, Latham & Watkins LLP